Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Pete Smith Ph +44 1628 501 024	Elan Jonathan Birt Ph: +1 212 850 5664 Elizabeth Headon Ph: +353 1 498 0300
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: +1 617 679 2812	Elan Chris Burns Ph: +353 1 709 4444 +1 800 252 3526

SCOTLAND ADVISES TYSABRI® USE IN HIGHLY ACTIVE
RELAPSING REMITTING MULTIPLE SCLEROSIS

Maidenhead, United Kingdom and Dublin, Ireland – 10 September 2007– Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) welcome today’s announcement by the Scottish Medicines Consortium (SMC) advising the use of TYSABRI® (natalizumab) in people with highly active relapsing remitting multiple sclerosis (RRMS).1

In view of evidence supporting the efficacy, safety and cost effectiveness of TYSABRI, all NHS Health Boards in Scotland are now obliged to consider the SMC’s advice and ensure that TYSABRI is made available to meet patient’s clinical needs.

Similar positive guidance on TYSABRI was issued in England by the National Institute for Health and Clinical Excellence (NICE) in August 2007.

“This decision offers real hope of a more active and fulfilled life to MS patients in Scotland with highly active relapsing remitting multiple sclerosis,” commented Dr. Belinda Weller, Western General Hospital, Edinburgh. “Access to appropriate therapy is particularly vital in Scotland as we have the highest number of people with MS per capita in the world.  Our priority now must be to ensure that treatment is made available to those with the most highly active form of the disease.”

Highly active RRMS (defined in the SMC advice as two or more disabling relapses in one year and an active MRI scan) has a devastating effect on the lives of the individual and their families. These patients experience more relapses and will become disabled more quickly than those people with typical RRMS.  Disability often means that these patients are unable to work, adversely affecting their families as well.

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TYSABRI is the first treatment to be specifically licensed for highly active RRMS. Over two years, treatment with TYSBARI for highly active RRMS (as defined by the SMC) leads to a 64% reduction in the risk of disability progression and an 81% reduction in annualised relapse rate compared with placebo.2

As of mid-July 2007, approximately 14,000 MS patients worldwide are currently receiving therapy with TYSABRI, either in the commercial setting or in clinical trials.

The Scottish Medicines Consortium (SMC) provides advice to NHS Boards and their Area Drug and Therapeutics Committees (ADTCs) across Scotland about the status of all newly licensed medicines, all new formulations of existing medicines and new indications for established products (licenced from January 2002).  This advice is made available as soon as practical after the launch of the product involved.

About TYSABRI (natalizumab)
TYSABRI is a treatment approved for relapsing forms of multiple sclerosis (MS) in the US and relapsing-remitting MS in the European Union.  According to data that have been published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualised relapse rate compared to placebo and reduced the relative risk of disability progression by 54% (p<0.001).3

TYSABRI use has been associated with an increased risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Other serious adverse events that have occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis) and infections. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants in MS trials. Herpes infections were slightly more common in patients treated with TYSABRI. The rate and nature of other infections was similar to placebo. Common adverse events reported in TYSABRI-treated patients include headache, fatigue, rash, infusion reactions, urinary tract infections, joint and limb pain.

In addition to the European Union and the United States, TYSABRI is approved in Switzerland, Canada, Australia and Israel. TYSABRI was discovered by Elan and is co-developed with Biogen Idec.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

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About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward looking statements regarding TYSABRI that are subject to risks and uncertainties that could cause actual results to differ materially from that which we expect.  Important factors that could cause our actual results to differ include the possibility that our competitors may offer treatment options that gain greater acceptance than TYSABRI, regulatory and safety risks of TYSABRI, and the other risks and uncertainties that are described in the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission, including the "Risk Factors" sections of such filings.  These forward looking statements speak only as of the date of this press release, and the companies do not undertake any obligation to update any forward looking statements, whether as a result of new information, future events, or otherwise.

References:

1.    The advice of the Scottish Medicines Consortium reads as follows:

Natalizumab 300mg concentrate for solution for infusion (Tysabri®)
No. (329/06) Biogen Idec Ltd.

ADVICE: following a resubmission

natalizumab (Tysabri®) is accepted for restricted use within NHS Scotland as single disease modifying therapy in highly active relapsing remitting multiple sclerosis (RRMS) only in patients with rapidly evolving severe RRMS defined by two or more disabling relapses in one year and with one or more gadolinium-enhancing lesions on brain magnetic resonance imaging (MRI) or a significant increase in T2 lesion load compared with a previous MRI.

In a post-hoc sub-group analysis of the pivotal trial, which included patients with rapidly evolving severe RRMS, it was associated with a significant reduction in the annualised relapse rate and the probability of sustained progression of disability over two years compared with placebo.

2.    TYSABRI SmPC

3.    Polman, CH et al. N Engl J Med 2006;354:899-910

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